May 21, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	H. Roger Schwall, Assistant Director
Norman	von Holtzendorff, Senior Counsel

Re:	TransAtlantic Petroleum Ltd. (the “Company”)
Registration Statement on Form S-3
Filed April 28, 2015
File No. 333-203969

Dear Messrs. Schwall and von Holtzendorff:

On behalf of the Company, reference is made to the letter dated May 18, 2015 (the “Comment Letter”) from the staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-3, filed April 28, 2015 with the Securities and Exchange Commission (the “Commission”). The following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s responses thereto set forth immediately under such comments.

Registration Statement on Form S-3

1.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:

The Company has updated the registration statement in accordance with this comment.

* * * * *

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.If you have any further comments or questions concerning this response, please contact me at the number below.

Very truly yours,

/s/ Wil F. Saqueton

Wil F. Saqueton

Direct Phone Number: (214) 265-4743

Direct Fax Number: (214) 265-4743

Wil.Saqueton@tapcor.com

cc:	Garrett A. DeVries, Akin Gump Strauss Hauer & Feld LLP